Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months Ended September 30,
	2015	2014
Income from continuing operations before income taxes	$481,601	$334,516
Add:
Interest expense	121,391	131,542
Portion of rent expense representative of the interest factor	12,209	14,006
Income as adjusted	$615,201	$480,064

Fixed charges:
Interest expense	$121,391	$131,542
Portion of rent expense representative of the interest factor	12,209	14,006
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	22,372	22,445
Total fixed charges	$155,972	$167,993

Ratio of earnings to fixed charges	3.94	2.86

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.